Filed Pursuant to Rule 433

Registration No. 333-240250

Supplementing the Preliminary Prospectus

Supplement dated March 29, 2023

(To Prospectus dated July 31, 2020)

$500,000,000

Archer-Daniels-Midland Company

4.500% Notes due 2033

Final Term Sheet

March 29, 2023

Issuer:	Archer-Daniels-Midland Company

Trade Date:	March 29, 2023

Settlement Date**:	April 3, 2023 (T+3)

Expected Ratings*:	A2 (Stable outlook) by Moody’s Investors Service, Inc. A (Stable outlook) by S&P Global Ratings A (Stable outlook) by Fitch Ratings, Inc.

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Barclays Capital Inc. Deutsche Bank Securities Inc. MUFG Securities Americas Inc.

Co-Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC

Title of Securities:	4.500% Notes due 2033 (the “Notes”)

Principal Amount:	$500,000,000

Maturity Date:	August 15, 2033

Interest Rate:	4.500%

Interest Payment Dates:	Semi-annually on February 15 and August 15, beginning on August 15, 2023 (short first coupon)

Yield to Maturity:	4.614%

Spread to Benchmark Treasury:	+105 bps

Benchmark Treasury:	UST 3.500% due February 15, 2033

Benchmark Treasury Price and Yield:	99-15 / 3.564%

Price to Public:	99.074%

Aggregate Gross Proceeds to Issuer, before expenses:	$495,370,000

Aggregate Net Proceeds to Issuer, before expenses:	$493,120,000

Redemption Provisions:

Make-Whole Call:	The Issuer may redeem the Notes at its option, either in whole or in part, at any time or from time to time prior to May 15, 2033 (three months prior to the maturity date of the Notes, the “Par Call Date”), at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:	On or after May 15, 2033

Change of Control Repurchase:	As described in the Preliminary Prospectus Supplement

CUSIP/ISIN:	039482 AE4 / US039482AE41

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The issuer expects that delivery of the notes will be made against payment therefor on or about April 3, 2023 which is the third business day following the date of this final term sheet (such settlement being referred to as “T+3”). As of the date hereof, under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus, Registration Statement No. 333-240250) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: BofA Securities, Inc. at 1-800-294-1322 or Citigroup Global Markets Inc. toll free at 1-800-831-9146.